Item 77.Q.1.
Text of Revised Investment Policies

SIGNIFICANT  INVESTMENT POLICIES
	Under normal market conditions, the Fund will invest substantially all but no less than 80% of its total assets in income-producing global "Real Estate
Equity Securities." Real Estate Equity Securities include common stocks, preferred securities, warrants and convertible securities issued by global real estate companies, such as real estate investment Funds ("REITs"). The Fund, under normal market conditions, will invest in Real Estate Equity Securities of companies domiciled primarily in developed countries but may invest up to 15% of its total assets in Real
Estate Equity Securities of companies domiciled in emerging market countries. Under normal market conditions, the Fund expects to have investments in at least three countries, including the United States.
Under normal market conditions, the Fund will generally hold securities of issuers economically tied to at least 7 countries, including the United States, and will generally invest at least 30% of its assets in securities of issuers economically tied to countries other than the United States.
      The Fund  will invest primarily in Real Estate
Equity Securities with market capitalizations that range, in the current market environment, from approximately $40 million to approximately $12 billion. However, there is no restriction on the market capitalization range or the actual market capitalization of the individual companies in which the Fund may invest.
      The Fund may invest up to 25% of its total assets in preferred securities of global real estate companies. The Fund may invest up to 25% of its total assets in preferred securities that are rated below investment grade or that are not rated and considered by the Fund's investment advisor to be of comparable quality. Preferred securities of non-investment grade quality are regarded as having predominantly speculative characteristics with respect to the capacity of the issuer of the preferred securities to pay interest and repay principal. Due in part to the risk involved in investing in preferred securities of non-investment grade credit quality, an investment in the Fund should be considered speculative. Investment grade securities are those that are rated within the four highest grades (i.e., Baa3 or BBB- or better) by Moody's, S&P, or Fitch at the time of investment or are considered by the Advisor to be of comparable quality.
	The Fund may engage up to 20% of its total assets in a covered call options strategy. Covered call writing is when the owner of a security (the Fund) sells the right to someone else to purchase the security at a specified price (the "strike price") within a specified time period. The Fund receives a premium in return for giving up the right to gains above the strike price within the defined period. When a call option is exercised, the Fund is required to sell the underlying security to the option holder at the strike price, and will not receive any increase in the price of the security above the strike price. If the price does not reach the target within the time period, it expires and the Fund keeps the premium. Thus, if the Fund writes (sells) covered call options on common stocks the Fund owns, the Fund will collect an option premium from the party buying the option regardless of whether the option holder exercises the option. The option premium will offset the risk of a price decline, but the Fund gives up the right to potential profits over the strike price.
	The Fund may engage in foreign currency
transactions and other strategic transactions in connection with the Fund's investment in Foreign
Securities. See "Strategic Transactions" below for more information. Although not intended to be a significant element in the Fund's investment strategy, from time to time the Fund may use various other investment management techniques that also involve certain risks and special considerations, including engaging in interest rate transactions, short sales and making forward commitments.
	The Fund has a non-fundamental policy of investing at least 80% of its total assets in Real
Estate Equity Securities. If the Board of Trustees of the Fund changes this non-fundamental policy to one allowing the Fund to invest less than 80% of its total assets in Real Estate Equity Securities, the Fund will provide shareholders with at least 60 days prior notice of such change if the change has not first been approved by shareholders, which notice will comply with the Investment Company Act and the regulations thereunder.
  This percentage was changed from 20% to 25% in the Combined Proxy Statement/Prospectus filed June 18, 2009 relating to the Fund's acquisition of ING Clarion Real Estate Income Fund. The Fund's maximum holdings of illiquid securities was increased to 25% in the same filing.